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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _____________)


                          VELOCITY EXPRESS CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.004 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   922-57T-202
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              WESLEY C. FREDENBURG
                                    Secretary
                              Four Paramount Plaza
                          7803 Glenroy Road, Suite 200
                          Bloomington, Minnesota 55439
                                 (612) 492-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                                    EUNU CHUN
                                Kirkland & Ellis
                              153 East 53rd Street
                          New York, New York 10022-4675
                                 (212) 446-4800

                                 JANUARY 4, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 29 Pages

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 2 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            TH Lee Putnam Ventures, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                4,855,620 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  4,855,620 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,855,620 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            57.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 3 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            TH Lee Putnam Parallel Ventures, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                3,583,284 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  3,583,284 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,583,284 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 4 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            TH Lee Putnam Fund Advisors, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                8,820,555 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  8,820,555 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,820,555 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 5 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            TH Lee Putnam Fund Advisors, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                8,820,555 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  8,820,555 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,820,555 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 6 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            TH Lee Global Internet Managers, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                8,820,555 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  8,820,555 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,820,555 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 7 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            TH Lee Global Internet Advisors, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                8,820,555 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  8,820,555 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,820,555 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 8 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            TH Lee, Putnam Capital, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                8,820,555 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  8,820,555 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,820,555 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                        ------------------
CUSIP No. 922-57T-202                 13D                     Page 9 of 29 Pages
----------------------                                        ------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            THLi Co Investment Partners, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                275,938 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  275,938 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            275,938 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                       -------------------
CUSIP No. 922-57T-202                 13D                    Page 10 of 29 Pages
----------------------                                       -------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            Blue Star I, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                105,713 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  105,713 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            105,713 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

----------------------                                       -------------------
CUSIP No. 922-57T-202                 13D                    Page 11 of 29 Pages
----------------------                                       -------------------

                     [Repeat following page as necessary]

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

            Thomas H. Lee
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [X]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            Not Applicable.
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

      NUMBER OF      7  SOLE VOTING POWER

       SHARES
                   -------------------------------------------------------------
    BENEFICIALLY     8  SHARED VOTING POWER

      OWNED BY                8,820,555 (See Item 5)
                   -------------------------------------------------------------
        EACH         9  SOLE DISPOSITIVE POWER

      REPORTING
                   -------------------------------------------------------------
       PERSON       10   SHARED DISPOSITIVE POWER

        WITH                  8,820,555 (See Item 5)

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,820,555 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

      ITEM 1.  SECURITY AND ISSUER.

      The class of equity security to which this statement relates is the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"), formerly known as United Shipping & Technology, Inc., a Utah corporation ("US&T"). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439. On January 4, 2002, the Issuer changed its state of incorporation from Utah to Delaware. The reincorporation was accomplished by merging US&T and into the Issuer, with Issuer surviving (the "Merger"). As part of the Merger, shares of each series of preferred stock of US&T were converted into an equal number of shares of the equivalent series of preferred stock of the Issuer. References herein to a given series of common or preferred stock shall refer to the common or preferred stock of the Issuer and/or US&T, its predecessor entity, as the case may be.

      On April 25, 2002, the Issuer effectuated a 5 for 1 reverse stock split (the "Reverse Stock Split"). Share amounts of Common Stock in this statement reflect the effect such split, unless otherwise indicated.

      ITEM 2.  IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) TH Lee Putnam Ventures, L.P., a Delaware limited partnership (the "U.S. Fund"), (2) TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership (the "Fund Advisor"), (3) TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company (the "Fund Advisor GP"), (4) TH Lee Global Internet Managers, L.P., a Delaware limited partnership (the "Fund Manager"), (5) TH Lee Global Internet Advisors, LLC, a Delaware limited liability company (the "Fund Manager GP"), (6) TH Lee, Putnam Capital, L.P., a Delaware limited partnership, (7) TH Lee Putnam Parallel Partners, L.P., a Delaware limited partnership (the "Non-U.S. Fund"), (8) THLi Co Investment Partners, LLC (the "Co Investor "), (10) Blue Star I, LLC ("Blue Star"), and (11) Thomas H. Lee.

      The U.S. Fund and the Non-U.S. Fund are principally engaged in making equity and equity-related investments in private and publicly held companies. The address of the U.S. Fund and the Non-U.S. Fund is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      The Fund Advisor is principally engaged in the business of serving as the general partner of the U.S. Fund, the Non-U.S. Fund, and the Co Investor. The Fund Advisor GP is principally engaged in the business of serving as the general partner of the Fund Advisor. The address of the Fund Advisor and the Fund Advisor GP is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      The Fund Manager is principally engaged in the business of serving as manager of the U.S. Fund and the Non-U.S. Fund, and the Co Investor. The Fund Manager GP is principally engaged in the business of and serving as the general partner of the Fund Manager. The address of the Fund Manager and the Fund Manager GP is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      TH Lee Putnam Capital, L.P. is principally engaged in the business of forming and sponsoring pooled investment vehicles. The address of TH Lee Putnam Capital, L.P. is 75 State Street, Boston, Massachusetts 02109.

      The Co Investor is principally engaged in the business of making investments in equity securities. The address of the Co-Investor is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      Blue Star is principally engaged in the business of making investments in debt and equity securities. The address of Blue Star is 590 Madison Avenue, Suite 4100, New York, NY 10022.

      Thomas H. Lee is the sole member of Blue Star I, LLC., Thomas H. Lee's business address is 590 Madison Avenue, Suite 4100, New York, New York, 10022.

      None of the Reporting Persons, nor any of their officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.


                               Page 12 of 29 Pages

      None of the Reporting Persons, nor any of their officers or managing directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The U.S. Fund, the Non-U.S. Fund, the Co Investor and Blue Star (referred to herein collectively as "THLPV") obtained funds to make the purchases described below through the capital contributions from their partners. No funds were borrowed by THLPV in order to complete the transactions described herein.

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 4.  PURPOSE OF TRANSACTION.

      (1) ISSUANCE OF SERIES D PREFERRED STOCK

      Note: unless otherwise indicated in this Item 4, conversion prices into shares of Common Stock and amounts of Common Stock discussed in this section reflect conversion prices and share amounts prior to giving effect to the Reverse Stock Split.

      In December 2000, the Issuer's revenue, the timing of billings to customers and collections fell below amounts projected in its operating plan. Lower receivables and collections, together with other operating conditions, including projected negative cash flows in the Issuer's second fiscal quarter, resulted in a short-term working capital deficit. To meet its working capital requirements, the Issuer entered into a bridge loan agreement (the "Initial Bridge Loan Agreement") with THLPV dated January 4, 2001, and a supplemental bridge loan agreement dated January 31, 2001 (the "Supplemental Bridge Loan Agreement", and together with the Bridge Agreement, the "Bridge Loan Agreements"). Pursuant to the Bridge Loan Agreement, THLPV loaned the Issuer $3,500,000 on January 4, 2001 and an additional $1,500,000 on January 31, 2001.
In connection with the Bridge Loan Agreement, the Issuer issued bridge notes (the "Convertible Bridge Notes") to THLPV in an aggregate principal amount of $5,000,000, which were due and payable on July 4, 2001. The Convertible Bridge Notes were subordinate to the Issuer's senior indebtedness. Each Convertible Bridge Note bore interest on the unpaid principal amount at an annual percentage rate of 18%. Interest on each of the Convertible Bridge Notes was payable at maturity or in shares of Series D Preferred Stock (as defined herein).

      Subject to stockholder approval, (which was subsequently obtained) all or a portion of the principal and interest of the Convertible Bridge Notes were immediately convertible by THLPV into shares of Series D Convertible Preferred Stock, par value $.004 per share ("Series D Preferred Stock"). On September 5, 2001 the shareholders of the Issuer approved the issuance of the Convertible Bridge Notes and their conversion into Series D Preferred Stock. Pursuant to the Convertible Bridge Notes, the conversion price of the Convertible Bridge Notes was $0.55 per share, and resulted in the issuance to THLPV of 1,017,538 shares of Series D Preferred Stock. As of the date hereof, the Series D Preferred Stock held by THLPV is convertible into 2,125,658 shares of Common Stock upon conversions (after giving effect to the Reverse Stock Split).

      Pursuant to the Bridge Loan Agreements, the Issuer issued to THLPV warrants (the "Bridge Warrants") to purchase an aggregate of 216,533 shares of Series D Preferred Stock at a per share purchase price of $0.01. Assuming exercise of the Bridge Warrants and conversion of the Series D Preferred Stock, THLPV would acquire 452,342 shares of Common Stock. The Bridge Warrants were issued on January 4, 2001, and expire on January 4, 2006. The Initial Bridge Loan Agreement, the Convertible Bridge Notes, the Supplemental Bridge Loan Agreement and a form of the Bridge Warrants, are set forth hereto and incorporated herein as Exhibit 1, 2, 3 and 4, respectively.

      (2) ELIMINATION OF CASH REDEMPTION FEATURES

      As of the close of business on February 11, 2002, the following classes of securities of the Issuer were outstanding: 17,376,898 shares of Common Stock (prior to the reverse stock split), 2,806,797 shares of Series B Convertible Preferred Stock, par value $.004 per share ("Series B Preferred Stock"), 2,000,000 shares of Series C


                               Page 13 of 29 Pages

Convertible Preferred Stock, par value $.004 per share ("Series C Preferred Stock"), 1,894,873 shares of Series D Preferred Stock, and 1,072,752 shares of Series F Convertible Preferred Stock, par value $.004 per share ("Series F Preferred Stock"). The outstanding shares of Series B, Series C, Series D and Series F Preferred Stock on such date are collectively referred to herein as the "Outstanding Preferred Stock".

      On March 20, 2002, the stockholders of the Issuer approved an amendment to the Certificate of Incorporation (the "Cash Redemption Amendment") to (i) eliminate the provisions providing for cash redemption of the Issuer's Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock at a specified date and for the redemption of the Series B, Series C, Series D and Series F Preferred Stock at the election of the holder thereof upon a change of control of the Issuer and (ii) granted to the holders of Outstanding Preferred Stock certain approval rights with respect to changes of control of the Issuer.

      The elimination of the cash redemption features of the Issuer's Outstanding Preferred Stock enabled the Issuer to permanently include such Outstanding Preferred Stock in stockholders' equity on the Issuer's balance sheet, facilitating long-term compliance with the minimum stockholders' equity requirement of the Nasdaq SmallCap Market.

      In order to induce the holders of Outstanding Preferred Stock to waive the cash redemption features of the Outstanding Preferred Stock, the Issuer agreed to grant to the holders of the Outstanding Preferred Stock approval rights with respect to changes of control of the Issuer. The change of control cash redemption feature that previously was contained in the Certificate of Incorporation imposed a large cash redemption obligation upon the Issuer with respect to the each stockholder's shares of Outstanding Preferred Stock in the event of a change of control unless the stockholder elects to accept payment in stock instead, and thus in many situations effectively gave holders of the Outstanding Preferred Stock the ability to block such transactions. The approval rights granted to the holders of Outstanding Preferred Stock gave such holders protection with respect to changes of control which such holders would otherwise lose through the elimination of the cash redemption features of the Outstanding Preferred Stock.

      Prior to the Cash Redemption Amendment, pursuant to the Issuer's Certificate of Incorporation then in effect, the Issuer was required to redeem
(i) each share of the Issuer's Series B Preferred Stock on May 31, 2006, (ii) each share of the Issuer's Series C Preferred Stock on August 31, 2006 and (iii) each share of the Issuer's Series D Preferred Stock on March 1, 2007. For each share of Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock redeemed, the Issuer was required to pay the holder thereof an amount equal to the Liquidation Value (as defined in the Certificate of Incorporation) of such share, plus all unpaid dividends thereon. The Liquidation Values per share of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock were $9.00, $6.00 and $8.00, respectively. In addition, following a Change of Control of the Issuer (as defined in the Certificate of Incorporation), the Issuer was required to offer to repurchase from each holder of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series F Preferred Stock such holder's shares of such preferred stock at a purchase price in cash or stock equal to the Liquidation Value of such shares (the "Change of Control Amount"), plus any accrued and unpaid dividends thereon. The Change of Control Amounts per share of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series F Preferred Stock were $9.00, $6.00, $8.00, and $11.00, respectively.

      Under the Certificate of Incorporation prior to the Cash Redemption Amendment, the Issuer could not, without the affirmative vote of holders of at least two-thirds of the shares of each of the Series B Preferred Stock and Series C Preferred Stock, voting as separate series, (i) merge or consolidate with any person or entity (except wholly-owned subsidiaries of the Issuer) or
(ii) sell, lease or otherwise dispose of any assets of the Issuer and its subsidiaries outside of the ordinary course of business, consistent with past custom and practice.

      As a result of the Cash Redemption Amendment, the Certificate of Incorporation was amended to (i) eliminate all rights of the holders of the Issuer's Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock to redeem such preferred stock on the dates specified above, and
(ii) eliminate the rights of all holders of Outstanding Preferred Stock to elect to redeem their shares upon a Change of Control and be paid the Change of Control Amount.


                               Page 14 of 29 Pages

      In addition, the Cash Redemption Amendment provides that the Issuer may not, without the prior affirmative vote of the holders of at least two-thirds of the shares of Outstanding Preferred Stock, voting as a single class, (i) sell, lease or otherwise dispose of any assets of the Issuer and its subsidiaries except for sales, leases or dispositions in the ordinary course of business consistent with past custom and practice, (ii) merge or consolidate with any person or entity (except for direct or indirect wholly-owned subsidiaries of the Issuer) or (iii) effect any other transaction or series of related transactions involving the Issuer the result of which is that any person becomes the beneficial owner directly or indirectly, of more than 40% of the securities of the Issuer having the power to vote for the election of directors.

      While the Series B Preferred Stock and Series C Preferred Stock will lose class blocking rights with respect to mergers and asset sales as a result of the Cash Redemption Amendment, the vote of the holders of a greater number of shares of Outstanding Preferred Stock will be required to approve such transactions. In addition, the holders of Outstanding Preferred Stock (including the Series D Preferred Stock and Series F Preferred Stock) were granted approval rights not previously possessed by them with respect to transactions involving the Issuer that would result in a person becoming the beneficial owner of more than 40% of the Issuer's outstanding voting securities. The Cash Redemption Amendment could therefore have the effect of delaying, deferring or preventing a change of control transaction.

      (3) CHANGES TO CONVERSION PRICE

      A. TECHNICAL AMENDMENT TO REDUCE THE CONVERSION PRICE OF SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK AND SERIES D PREFERRED STOCK

      On March 20, 2002, the stockholders of the Issuer approved a technical amendment to the Certificate of Incorporation (the "Technical Amendment") which authorized an adjustment in the conversion price of the Series B Preferred Stock to $6.2224 per share, an adjustment in the conversion price of the Series C Preferred Stock to $4.2645 per share, and an adjustment in the conversion price of the Series D Preferred Stock to $0.7912 per share.

      Prior to the Merger, under the terms of the Articles of Incorporation of the Issuer, the Series B, Series C, and Series D Preferred Stock were entitled to reduction of their conversion prices in the event of certain dilutive transactions. Prior to the Merger the following transactions occurred which required such adjustments: (i) the issuances of (a) the Series C Preferred Stock
(b) warrants to purchase Series C Preferred Stock (the "Series C Warrants"), (c) the Series D Preferred Stock, (d) the Bridge Warrants and (e) warrants to purchase Common Stock (the "Common Stock Warrants") to certain non-THLPV entities, each required adjustments to the conversion price of the Series B Preferred Stock; (ii) the issuances of (a) the Series D Preferred Stock, (b) the Bridge Warrants and (c) Common Stock Warrants to certain non-THLPV entities, required adjustments to the conversion price of the Series C Preferred Stock; and (iii) the issuance of Common Stock Warrants to certain non-THLPV entities required adjustments to the conversion price of the Series D Preferred Stock.

      Prior to the Technical Amendment, the conversion price of the Series B Preferred Stock was stated to be $9.00 per share, the conversion price of the Series C Preferred Stock was stated to be $6.00 per share, and the conversion price of the Series D Preferred Stock is stated to be $0.80 per share. The Technical Amendment adjusted the conversion price of the Series B Preferred Stock to $6.2224 per share, of the Series C Preferred Stock to $4.2645 per share, and of the Series D Preferred Stock to $0.7912 per share.

      The actual conversion prices of the Series B and Series C Preferred Stock set forth in the Amended and Restated Certificate of Incorporation, attached as
Exhibit 6 hereto and incorporated by reference herein, have been further reduced to reflect the further reduction required by the Conversion Price Reduction Amendment discussed below.

      B. CONVERSION PRICE REDUCTION OF SERIES B AND SERIES C PREFERRED STOCK

      On March 20, 2002 the stockholders of the Issuer approved a proposal to amend the Issuer's Certificate of Incorporation (the "Conversion Price Reduction Amendment") to reduce the conversion prices of the Series B Preferred Stock and Series C Preferred Stock to $1.3988 per share and to $1.3867 per share, respectively; provided that, for purposes of determining the voting rights of the Series B and Series C Preferred Stock, the number of shares


                               Page 15 of 29 Pages
of Common Stock into which such preferred stock is convertible will not include any Common Stock issuable as a result of such reduction in conversion price (the "Conversion Price Reduction"). The Conversion Price Reduction Amendment was approved by the stockholders of the Issuer on March 20, 2002. The Conversion Price Reduction was effected by approval of the Conversion Price Reduction Amendment which is reflected in the form of Amended and Restated Certificate of Incorporation.

      1. Purpose of the Conversion Price Reduction

      Prior to September 2001, the Issuer's revolving credit facility (the "Revolving Credit Facility") with GE Capital Corporation ("GE Capital") was supported by a $4.1 million letter of credit issued by Comerica Bank-Texas ("Comerica") and guarantees of the Issuer's obligations with respect to such letters of credit issued by THLPV in an aggregate amount of $4.1 million. Because THLPV's guarantee was not expected to be in place for more than a short period of time, THLPV had received no compensation for such guarantee. The events of September 11, 2001 had a significant negative impact on the Issuer's revenue and cash receipts, and thus its ability to meet certain financial maintenance covenants in the Revolving Credit Facility. As a result, in September 2001, the Issuer received a request from GE Capital to provide additional collateral support under the Revolving Credit Facility. In September and October 2001, the Issuer conducted negotiations with a variety of financial sources in an attempt to obtain the requested collateral support. When the negotiations proved unsuccessful, the Issuer approached THLPV, who agreed in October 2001 to increase the aggregate amount of its guarantee to Comerica to $7.1 million and to provide such guarantee.

      In order to compensate THLPV for providing the necessary collateral support, the Issuer agreed, subject to Board of Directors and stockholders approval (which have subsequently been obtained), to reduce the conversion prices of the Series B and Series C Preferred Stock to $1.3988 and $1.3867, respectively; provided that, for purposes of determining the voting rights of the Series B and Series C Preferred Stock, the number of shares of Common Stock into which such preferred stock is convertible will not include any Common Stock issuable as a result of such reduction in conversion price. THLPV also agreed to waive any anti-dilution rights to which it would otherwise be entitled upon the reduction of the conversion prices of the Series B and Series C Preferred Stock. The reduction in the conversion prices of the Series B and C Preferred Stock has resulted in potential issuance of an additional 22,250,000 shares of Common Stock. However, the voting rights of the Series B and Series C Preferred Stock were not increased.

      Following the Board's approval of the conversion price reductions, management again reviewed the anti-dilution provisions contained in the Certificate of Incorporation for purposes of calculating the impact of the proposed reduction in the conversion prices of the Series B and Series C Preferred Stock on the conversion prices of the Series D and Series F Preferred Stock. Because the mechanism for calculating the change in the conversion prices of the Series D and Series F Preferred Stock was not clear from the then existing language of the Certificate of Incorporation and because of the interests of certain Board members in the matter, on January 15, 2002, the Board established an Independent Committee, which concluded, on the basis of all the various factors considered, that the conversion prices of the Series D and Series F Preferred Stock should be reduced by $0.1152 per share and $0.0801 per share, respectively, pursuant to the anti-dilution provisions of the Certificate of Incorporation as a result of the agreed upon reduction in the conversion prices of the Series B and Series C Preferred Stock.

      2. Effect of the Conversion Price Reduction

      The conversion prices of the Series B Preferred Stock and Series C Preferred Stock set forth in the Certificate of Incorporation prior to the Technical Amendment and the Conversion Price Reduction Amendment were $9.00 per share and $6.00 per share, respectively. After giving effect to adjustments attributable to certain prior dilutive events described in the discussion of the Technical Amendment above, the conversion price of the Series B Preferred Stock was reduced to $6.2224 share and the conversion price of the Series C Preferred Stock was reduced to $4.2645 per share.

      After giving effect to the Conversion Price Reduction Amendment, the conversion price of the Series B Preferred Stock was further reduced to $1.3988 per share and the conversion price of the Series C Preferred Stock was further reduced to $1.3867 per share. As noted above, the Conversion Price Reduction Amendment further provided that the additional shares of Common Stock issuable upon conversion as a result of such reduction in


                               Page 16 of 29 Pages
conversion price will not be considered for purposes of determining the voting rights of the Series B and Series C Preferred Stock. If the Series B and Series C Preferred Stock are converted, however, all Common Stock issued upon conversion will be entitled to one vote per share.

      Prior to the Technical Amendment and the Conversion Price Reduction Amendment the Series B Preferred Stock, Series C Preferred Stock and Series C Preferred Stock issuable upon exercise of all outstanding Series C Preferred Stock warrants were convertible into an aggregate of approximately 8,035,071 shares of Common Stock. Subsequent to the approval and filing of the Technical Amendment and the Conversion Price Reduction Amendment, the Series B Preferred Stock, Series C Preferred Stock and Series C Preferred Stock issuable upon exercise of Series C Preferred Stock warrants are convertible into an aggregate of approximately 30,285,073 shares of Common Stock.

      As described above, the reduction of the conversion prices of the Series B and Series C Preferred Stock pursuant to the Conversion Price Reduction Amendment resulted in a reduction of the conversion prices of the Series D and Series F Preferred Stock to $0.6760 per share and $0.4699 per share, respectively. As a result, each share of Series D Preferred Stock is convertible into an additional 1.723 shares of Common Stock and each share of Series F Preferred Stock is convertible into an additional 3.41 shares of Common Stock. As of February 11, 2002, the shares of Series D Preferred Stock were convertible into an aggregate of approximately 19,159,483 shares of Common Stock and the shares of Series F Preferred Stock were convertible into an aggregate of 21,455,040 shares of Common Stock. Subsequent to the approval and filing of the Technical Amendment and the Conversion Price Reduction Amendment, the shares of Series D Preferred Stock were convertible into an additional 1,511,733 shares of Common Stock (after giving effect to the waiver of anti-dilution rights by THLPV described below) and the shares of Series F Preferred Stock were convertible into an additional 3,657,265 shares of Common Stock.

      In connection with the negotiations over the conversion price reduction, THLPV agreed that the shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock and Common Stock Warrants owned by it would not benefit from anti-dilution adjustments that might otherwise take place as a result of the reduction of the conversion prices of the Series B and Series C Preferred Stock. Accordingly, the Conversion Price Reduction Amendment provided that there was to be no anti-dilution adjustments to the Series B Preferred Stock or Series C Preferred Stock, all of which are owned by THLPV, or to Series D Preferred Stock owned by THLPV, as a result of the reduction in the conversion prices of the Series B and Series C Preferred Stock.

      (4) SERIES G PREFERRED STOCK

      On April 18, 2002 THLPV agreed to purchase 3,333,333 shares of the Issuer's Series G Convertible Preferred Stock Stock, par value $.004 per share (the "Series G Preferred Stock") for the subscription price of $.75 per share. The rights and preferences of the Series G Preferred Stock are set forth in the Certificate of Designation of Preferences and Rights of Series G Convertible Preferred Stock, (the "Certificate of Designation") attached hereto as
Exhibit 7 and incorporated by reference herein. THLPV delivered $2,500,000 to the Issuer in payment of the full purchase price of the Series G Preferred Stock in two installments on April 19, 2002 and June 17, 2002. Subject to shareholder approval, U.S. Fund, the Non-U.S. Fund, Blue Star or the Co Investor may convert all or any portion of their shares of Series G Preferred Stock (including any fraction of a Share), into a number of shares of Common Stock computed by multiplying the number of Shares to be converted by $0.75 and dividing the result by the conversion price then in effect. The initial conversion price was $.75 per share. Assuming conversion of all of THLPV's Series G Preferred Stock into Common Stock, THLPV would acquire 666,664 shares of Common Stock (after giving effect to the Reverse Stock Split). However, because the conversion of the Series G Preferred Stock by THLPV is subject to shareholder approval, pursuant to Rule 13d-3(d)(1)(i), THLPV would not be deemed to be beneficial owner of the 666,664 shares of Common Stock. The Stock Purchase Agreement with respect to the Series G Preferred Stock for each of the U.S. Fund, the Non-U.S. Fund, Blue Star and the Co Investor is attached hereto as Exhibit 8 and incorporated by reference herein.

      (5) AGGREGATE EFFECT ON BENEFICIAL OWNERSHIP

      As a result of the Technical Amendment, the Conversion Price Reduction, THLPV's holdings of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, and Warrants to purchase Series C Preferred Stock and Series D Preferred Stock, THLPV may be deemed to beneficially own


                               Page 17 of 29 Pages

8,820,555 shares of the Issuer's Common Stock (after giving effect to the Reverse Stock Split), or 70.7% of the Issuer's Common Stock, assuming: (1) full conversion of the shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock held by THLPV as well as the exercise of all warrants held by THLPV to purchase additional shares of Series C Preferred Stock and Series D Preferred Stock, and subsequent conversion of such shares into Common Stock.

      The above amount includes (in each case, after giving effect to the Reverse Stock Split):

      (i) 2,048,247 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the U.S. Fund, 1,511,537 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Non-U.S. Fund, 116,677 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Co Investor, and 44,316 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by Blue Star;

      (ii) 982,636 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the U.S. Fund, 725,153 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 55,800 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Co Investor, and 21,435 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by Blue Star;

      (iii) 405,575 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the U.S. Fund, 299,301 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 23,030 shares of Common Stock issuable upon the exercise exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Co Investor, and 8,847 shares of Common Stock issuable upon the exercise exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by Blue Star;

      (iv) 1,170,152 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the U.S. Fund, 863,532 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 66,318 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Co Investor, and 25,655 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by Blue Star; and

      (v) 249,009 shares of Common Stock issuable upon the exercise and exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the U.S. Fund, 183,761 shares of Common Stock issuable upon the exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 14,113 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Co Investor, and 5,459 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by Blue Star.

      The above amount does not include 366,432 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the U.S. Fund, 271,036 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Non-U.S. Fund, 22,698 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Co Investor, and 8,499 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by Blue Star because such conversion is subject to shareholder approval as discussed in
Item 4 above.

      The above amount also does not include 228,469 shares issuable upon exercise of warrants to purchase Common Stock owned by the U.S. Fund and 196,531 shares issuable upon exercise of warrants to purchase Common Stock owned by the Non-U.S. Fund. These warrants become exercisable only in the event and to the


                               Page 18 of 29 Pages
extent that 3,000,000 options granted under the Company's 2000 Stock Option Plan set forth as Exhibit 9 hereto, are exercised, on a pro rata basis.

      THLPV's acquisitions of the Issuer's Common Stock, Series B Preferred Stock, Series C Preferred Stock, and Series G Preferred Stock, warrants to purchase Series C Preferred Stock and warrants to purchase Series D Preferred Stock were made for investment purposes in the ordinary course of business. Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

      Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor and Blue Star based on the holdings of each entity separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor and Blue Star is provided in the final paragraph of
Item 5(a) below. All share amounts for Common Stock provided in this Item 5 reflect the Reverse Stock Split.

      (a) U.S. Fund (i) directly beneficially owns 1,545,111 shares of Series B Preferred Stock representing 55.05% of the outstanding Series B Preferred Stock and 35.87% of the Common Stock of the


                               Page 19 of 29 Pages

            Issuer assuming conversion of the Series B Preferred Stock held by the U.S. Fund; (ii) directly beneficially owns 1,100,978 shares of Series C Preferred Stock representing 55.05% of the outstanding shares of Series C Preferred Stock and 21.15% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the U.S. Fund; (iii) directly beneficially owns 454,420 warrants to purchase shares of Series C Preferred Stock representing 18.51% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 9.97% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (iv) directly beneficially owns 560,144 shares of Series D Preferred Stock representing 55.05% of the outstanding Series D Preferred Stock of the Issuer and 24.21% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the U.S. Fund; (v) directly beneficially owns 119,199 warrants to purchase shares of Series D Preferred Stock representing 10.49% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 6.37% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; and (vi) directly beneficially owns 1,832,167 shares of Series G Preferred Stock, or 54.97% of the outstanding Series G Preferred Stock of the Issuer and 9.09% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the U.S. Fund. Assuming conversion of all of the above described shares held by the U.S. Fund, other than the Series G Preferred Stock, conversion of which is subject to shareholder approval as discussed in Item 4 above, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 4,855,620 shares of the Issuers Common Stock, representing 57.00% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis.

            Non-U.S. Fund (i) directly beneficially owns 1,140,240 shares of Series B Preferred Stock representing 40.62% of the outstanding Series B Preferred Stock and 29.21% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the Non-U.S. Fund; (ii) directly beneficially owns 812,485 shares of Series C Preferred Stock representing 40.62% of the outstanding shares of Series C Preferred Stock and 16.53% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Non-U.S. Fund; (iii) directly beneficially owns 335,347 warrants to purchase shares of Series C Preferred Stock representing 14.36% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 7.96% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (iv) directly beneficially owns 413,367 shares of Series D Preferred Stock representing 40.62% of the outstanding Series D Preferred Stock of the Issuer and 19.08% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Non-U.S. Fund; (v) directly beneficially owns 87,965 warrants to purchase shares of Series D Preferred Stock representing 7.96% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 4.78% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; and (vi) directly beneficially owns 1,355,183 shares of Series G Preferred Stock, or 40.66% of the outstanding Series G Preferred Stock of the Issuer and 6.89% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Non-U.S. Fund. Assuming conversion of all of the above described shares held by the Non-U.S. Fund, other than the Series G Preferred Stock, conversion of which is subject to shareholder approval as discussed in Item 4 above, the Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 3,583,284 shares of the Issuers Common Stock, representing 49.45% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            Co Investor (i) directly beneficially owns 88,016 shares of Series B Preferred Stock representing 3.14% of the outstanding shares of Series B Preferred Stock and 3.09% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by the Co Investor; (ii) directly beneficially owns 62,520 shares of Series C Preferred Stock representing 3.13% of the outstanding shares of Series C Preferred Stock and 1.50% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Co Investor; (iii) directly beneficially owns 25,804 warrants to purchase shares of Series C Preferred Stock representing 1.27% of outstanding Series


                               Page 20 of 29 Pages

            C Preferred Stock of the Issuer assuming exercise of such warrants and 0.24% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Co Investor; (iv) directly beneficially owns 31,746 shares of Series D Preferred Stock representing 3.12% of the outstanding Series D Preferred Stock of the Issuer and 1.78% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Co Investor; (v) directly beneficially owns 6,756 warrants to purchase shares of Series D Preferred Stock representing 0.66% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.38% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Co Investor; and (vi) directly beneficially owns 103,488 shares of Series G Preferred Stock, or 3.10% of the outstanding Series G Preferred Stock of the Issuer and 0.56% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Co Investor. Assuming conversion of all of the above described shares held by the Co Investor, other than the Series G Preferred Stock, conversion of which is subject to shareholder approval as discussed in Item 4 above, the Co Investor would have direct beneficial ownership of and shared voting power with respect to 275,938 shares of the Issuer's Common Stock, representing 7.01% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            Blue Star (i) directly beneficially owns 33,430 shares of Series B Preferred Stock representing 1.19% of the outstanding shares of Series B Preferred Stock and 1.20% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by Blue Star; (ii) directly beneficially owns 24,017 shares of Series C Preferred Stock representing 1.20% of the outstanding shares of Series C Preferred Stock and 0.58% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by Blue Star; (iii) directly beneficially owns 9,913 warrants to purchase shares of Series C Preferred Stock representing 0.49% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.24% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by Blue Star; (iv) directly beneficially owns 12,281 shares of Series D Preferred Stock representing approximately 1.21% of the outstanding Series D Preferred Stock of the Issuer and 0.70% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by Blue Star; (v) directly beneficially owns 2,613 warrants to purchase shares of Series D Preferred Stock representing 0.26% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.15% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by Blue Star; and (vi) directly beneficially owns 42,495 shares of Series G Preferred Stock, or 1.27% of the outstanding Series G Preferred Stock of the Issuer and 0.23% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by Blue Star. Assuming conversion of all of the above described shares held by Blue Star, other than the Series G Preferred Stock, conversion of which is subject to shareholder approval as discussed in Item 4 above, Blue Star would have direct beneficial ownership of and shared voting power with respect to 105,713 shares of the Issuer's Common Stock, representing 2.81% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            THLPV collectively (i) directly and indirectly beneficially owns 2,806,797 shares of Series B Preferred Stock representing 100% of the outstanding Series B Preferred Stock and 69.36% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by THLPV; (ii) directly and indirectly beneficial own of 2,000,000 shares of Series C Preferred Stock representing 100% of the outstanding shares of Series C Preferred Stock and 39.76% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held directly or indirectly THLPV; (iii) directly and indirectly beneficially own 825,484 warrants to purchase shares of Series C Preferred Stock representing 34.64% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 18.39% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares directly or indirectly held by THLPV; (iv) directly and indirectly beneficially own 1,017,538 shares of Series D Preferred Stock representing 100% of the outstanding Series D Preferred Stock of the Issuer and 45.77% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock directly or indirectly held by THLPV; (v) directly and indirectly beneficially own 216,533


                               Page 21 of 29 Pages
            warrants to purchase shares of Series D Preferred Stock representing 19.36% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 11.68% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares directly and indirectly held by THLPV; and (vi) directly and indirectly beneficially own 3,333,333 shares of Series G Preferred Stock, or 100% of the outstanding Series G Preferred Stock of the Issuer and 16.78% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock directly and indirectly held by THLPV. Assuming conversion of all of the above described shares directly and indirectly beneficially owned by THLPV, other than the Series G Preferred Stock, conversion of which is subject to shareholder approval as discussed in Item 4 above, THLPV would have direct and indirect beneficial ownership of and shared voting power with respect to 8,820,555 shares of the Issuer's Common Stock, representing 70.66% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis.

      (b) Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, TH Lee, Putnam Capital, L.P., and TH Lee, may be deemed to share voting and dispositive power with respect to 2,806,797 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock, 1,017,538 shares of Series D Preferred Stock, 825,484 warrants to purchase Series C Preferred Stock and 216,533 warrants to Purchase Series D Preferred Stock beneficially owned by THLPV as described in Item 5(a) above, which represents 70.7% of the outstanding shares of Common Stock of the Issuer (assuming conversion of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and conversion and exercise of the warrants to purchase Series C Preferred Stock and Series D Preferred Stock held by THLPV, on a fully diluted basis). The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, TH Lee Putnam Capital, L.P., Thomas H. Lee, and GP of Co Investor shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock or the warrants to purchase Series C Preferred Stock and Series D Preferred Stock held by THLPV.

      (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

      (d)   Not applicable.

      (e)   Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 - Schedule 13D Joint Filing Agreement, dated September 4, 2002 by and among TH Lee Putnam Ventures, L.P., a Delaware limited partnership, TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership, TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company, TH Lee Global Internet Managers, L.P., a Delaware limited partnership, TH Lee Global Internet Advisors, LLC, a Delaware limited liability company, TH Lee, Putnam Capital, L.P., a Delaware limited partnership, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC, and Thomas H. Lee.


                               Page 22 of 29 Pages

      Exhibit 2 - Bridge Loan Agreement dated as of January 4, 2001, by and between United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC, set forth as Exhibit 10.2 on Form 8-K filed on behalf of United Shipping & Technology, Inc., dated January 4, 2001 is hereby incorporated by reference herein.

      Exhibit 3 - Convertible Bridge Note for $3,500,000 dated January 4, 2001, issued by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC set forth as Exhibit 10.2 on Form 8-K filed on behalf of United Shipping & Technology, Inc. filed January 4, 2001 is hereby incorporated by reference herein.

      Exhibit 4 - Form of Stock Purchase Warrant to Acquire Preferred Stock dated January 4, 2001, issued by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC set forth as Exhibit
10.3 on Form 8-K filed on behalf of United Shipping & Technology, Inc., filed January 4, 2001 is hereby incorporated by reference herein.

      Exhibit 5 - Supplemental Bridge Loan Agreement dated as of January 31, 2001, by and between the Company, TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC set forth as Exhibit 10.7 on Form 10Q-SB filed on behalf of United Shipping & Technology Inc., filed February 13, 2001 is hereby incorporated by reference herein.

      Exhibit 6 - Amended and Restated Certificate of Incorporation of Velocity Express Corporation set forth on Schedule 14A filed on behalf of Velocity Express Corporation, filed February 19, 2002 is incorporated by reference herein.

      Exhibit 7 - Series G Certificate of Designation of Preferences and Rights of Series G Convertible Preferred Stock, dated April 10, 2002.

      Exhibit 8 - Stock Purchase Agreement dated as of April 18, 2002, by and between Velocity Express Corporation and TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC.

      Exhibit 9 - United Shipping & Technology 2000 Stock Option Plan, set forth on the Def 14A filed on behalf of United Shipping & Technology, Inc. on May 8, 2000 is hereby incorporated by reference herein.


                               Page 23 of 29 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2002

                                    TH LEE PUTNAM VENTURES, L.P.

                                    By:   TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner


                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE PUTNAM PARALLEL VENTURES, L.P.

                                    By:   TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner


                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE PUTNAM FUND ADVISORS, L.P.

                                    By:   TH Lee Putnam Fund Advisors, LLC, its
                                          general partner

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE PUTNAM FUND ADVISORS, LLC

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director


                               Page 24 of 29 Pages

                                    TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                    By:   TH Lee Global Internet Advisors, LLC

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE GLOBAL INTERNET ADVISORS, LLC

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    THLi COINVESTMENT PARTNERS, LLC

                                    By:  TH Lee Putnam Fund Advisors, L.P., its
                                         general partner

                                    By:  TH Lee Putnam Fund Advisors, LLC, its
                                         general partner

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    BLUESTAR I, LLC

                                    By:        /s/ Thomas H. Lee
                                          -------------------------------------
                                         Name:  Thomas H. Lee
                                         Title:  Managing Member


                               Page 25 of 29 Pages

                                   SCHEDULE A

      The following table sets forth the Managing Directors of TH Lee Global Internet Advisors, LLC. Unless otherwise indicated, the persons listed below are United States citizens.

NAME OF MEMBER                           BUSINESS ADDRESS OF MEMBER
James Brown                              200 Madison Avenue, Suite 1900
                                         New York, New York, 10016

Paul Licursi                             200 Madison Avenue, Suite 1900
                                         New York, New York, 10016

Sharon Pipe                              200 Madison Avenue, Suite 1900
                                         New York, New York, 10016
                                         Citizen of the United Kingdom

Warren C. Smith                          200 Madison Avenue, Suite 1900
                                         New York, New York, 10016

Harvey Golub                             200 Madison Avenue, Suite 1900
                                         New York, New York, 10016

      The following table sets forth the Managing Directors of TH Lee Putnam Fund Advisors, LLC. Unless otherwise indicated, the persons listed below are United States citizens.

James Brown                              200 Madison Avenue, Suite 1900
                                         New York, New York, 10016

Paul Licursi                             200 Madison Avenue, Suite 1900
                                         New York, New York, 10016

Sharon Pipe                              200 Madison Avenue, Suite 1900
                                         New York, New York, 10016
                                         Citizen of the United Kingdom

Warren C. Smith                          200 Madison Avenue, Suite 1900
                                         New York, New York, 10016

Harvey Golub (Chairman)                  200 Madison Avenue, Suite 1900
                                         New York, New York, 10016



                               Page 26 of 29 Pages

                                                                       EXHIBIT 1

                       SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                  * * * * * *


                               Page 27 of 29 Pages

      IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: September 4, 2002

                                    TH LEE PUTNAM VENTURES, L.P.

                                    By:   TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner


                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE PUTNAM PARALLEL VENTURES, L.P.

                                    By:   TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                    By:   TH Lee Putnam Fund Advisors, LLC,
                                          its general partner


                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE PUTNAM FUND ADVISORS, L.P.

                                    By:   TH Lee Putnam Fund Advisors, LLC, its
                                          general partner

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE PUTNAM FUND ADVISORS, LLC

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director


                               Page 28 of 29 Pages

                                    TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                    By:   TH Lee Global Internet Advisors, LLC

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    TH LEE GLOBAL INTERNET ADVISORS, LLC

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    THLi COINVESTMENT PARTNERS, LLC

                                    By:  TH Lee Putnam Fund Advisors, L.P., its
                                         general partner

                                    By:  TH Lee Putnam Fund Advisors, LLC, its
                                         general partner

                                    By:       /s/ James Brown
                                         --------------------------------------
                                         Name: James Brown
                                         Title:  Managing Director

                                    BLUESTAR I, LLC

                                    By:        /s/ Thomas H. Lee
                                          -------------------------------------
                                         Name:  Thomas H. Lee
                                         Title:  Managing Member



                               Page 29 of 29 Pages